CERTIFICATE OF ELIMINATION
OF
SERIES G NON-VOTING CONVERTIBLE PREFERRED STOCK
OF
CME GROUP INC.

Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware

CME Group Inc., a Delaware corporation (the “Corporation”), does hereby certify that, at a duly convened meeting of the board of directors of the Corporation (the “Board of Directors”) on May 6, 2026, the Board of Directors duly adopted the following resolution:
RESOLVED, that none of the authorized shares of Series G Non-Voting Convertible Preferred Stock of CME Group Inc. are outstanding, and none will be issued subject to the certificate of designations previously filed with respect to such series.

[Signature page follows]

IN WITNESS WHEREOF, CME Group Inc. has caused this certificate to be duly executed in its corporate name this 24th day of September, 2026.

By:     /s/ Margaret Wright
Name: Margaret Wright
Title:     Executive Director, Associate General Counsel &
Corporate Secretary